EXHIBIT 99.1

Transparency notification

Mechelen, Belgium; 26 November 2018; 22.01 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Van Herk Investments B.V.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 22 November 2018 from Van Herk Investments B.V., who notified that it holds 5,400,228 of Galapagos' voting rights, consisting of ordinary shares (4,510,689) and American Depository Receipts (889,539). This represents 9.91% of Galapagos' currently outstanding 54,465,421 shares. Van Herk Investments B.V. thus crossed below the 10% threshold of Galapagos' voting rights by disposing of voting securities on 20 November 2018. Van Herk Investments B.V. is controlled by Adrianus van Herk. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Our ambition is to become a leading global biopharmaceutical company, focused on the development and commercialization of innovative medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 700 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia.  More information at www.glpg.com.

Contact

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Sofie Van Gijsel

Director IR

+32 485 19 14 15

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

1    Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.